Filed Pursuant to Rule 424(b)(3)
File No. 333-114863

PROSPECTUS

$250,000,000

3 1/2% Convertible Subordinated Notes due 2011

and Shares of Common Stock Issuable upon Conversion of the Notes

Incyte Corporation issued the notes in a private placement in February and March 2004. This prospectus will be used by selling securityholders to resell their notes and the shares of common stock issuable upon conversion of their notes.

The notes are due on February 15, 2011. We will pay interest on the notes on February 15 and August 15 of each year, beginning August 15, 2004.

Holders may convert the notes at any time prior to maturity into shares of our common stock at a conversion price of $11.22 per share, which is equivalent to a conversion rate of 89.1385 shares of our common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment under the terms of the notes. The notes are general, unsecured obligations that are subordinated to all existing and future senior indebtedness and pari passu in right of payment with our 5.5% convertible subordinated notes due 2007. As of June 30, 2004, we had no senior indebtedness outstanding.

We may redeem any portion of the notes at any time after February 20, 2007 and prior to maturity if specific circumstances are satisfied. You may require us to repurchase your notes upon the occurrence of a designated event, subject to specified exceptions.

For a more detailed description of the notes, see “Description of Notes” beginning on page 22.

Our common stock is traded on the Nasdaq National Market under the symbol “INCY.” The last reported sale price of our common stock on the Nasdaq National Market on October 18, 2004 was $10.03 per share.

Investing in the notes or our common stock involves a high degree of risk. You should carefully read and consider the “ Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 19, 2004

We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling securityholders are offering to sell, and seeking offers to buy, only the notes and shares of common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. All references to “Incyte,” “we,” “us,” “our,” or the “Company” in this prospectus mean Incyte Corporation and its subsidiaries, except where it is made clear that the term means only the parent company. All references to “Incyte” in this prospectus mean Incyte Corporation, the parent company.

SUMMARY

This summary contains basic information about us, the notes and our common stock. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes incorporated in this prospectus by reference, before making an investment decision.

Incyte Corporation is focused on the discovery and development of novel, small molecule drugs to treat major medical conditions, including infection with human immunodeficiency virus, or HIV, inflammatory disorders, cancer and diabetes. We have assembled a team of scientists with core competencies in the areas of medicinal chemistry, and molecular, cellular and in vivo biology.

Our most advanced product candidate, Reverset™, is a nucleoside analog reverse transcriptase inhibitor, or NRTI, that is being developed as a once-a day oral therapy for use in combination with other antiviral drugs for patients with HIV infections. Reverset is currently in Phase IIb clinical trials to treat patients infected with HIV. In a Phase II trial of HIV infected patients who had never undergone previous treatment, Reverset demonstrated potent activity against HIV and was well tolerated during the 10-day trial period. Laboratory data also suggest that Reverset has the potential to treat viruses resistant to other NRTIs.

In addition to our Reverset development program, we have four internally-generated drug discovery programs underway. The most advanced of these programs is focused on developing antagonists to a key receptor involved in inflammation called the CCR2 receptor. A lead candidate from this program has been identified and is currently in Phase I clinical trials. We believe that CCR2 receptor antagonists may represent a new class of compounds to treat various inflammatory diseases, including but not limited to rheumatoid arthritis and multiple sclerosis, and possibly atherosclerosis and neuropathic pain. Our next most-advanced program involves novel sheddase inhibitors that we believe may have application in the treatment of breast cancer and other tumor types. A lead compound has been selected and is expected to enter clinical trials early in 2005. Earlier stage programs have generated other compounds with potential for applications in diabetes and cancer.

For the past several years, Incyte has been a leader in the development and provision of genomic and proteomic information products. However, in response to the decreasing commercial potential of this area of business, Incyte made the decision in February 2004 to close our Palo Alto headquarters and to discontinue further development of the information products produced at that facility. The genomic and proteomic-information related assets remaining within Incyte after this restructuring are our gene-related intellectual property portfolio and our BioKnowledge Library, or BKL product line, produced by our Proteome facility based in Beverly, Massachusetts.

Incyte and BioKnowledge are our registered trademarks. We also refer to trademarks of other corporations and organizations in this prospectus.

Incyte was incorporated in Delaware in 1991. Our executive offices are located at Experimental Station, Route 141 & Henry Clay Road, Building E336, Wilmington, DE 19880 and our telephone number is (302) 498-6700.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to our Business

We are at the early stage of our drug discovery and development efforts and we may be unsuccessful in our efforts.

We are in the early stage of building our drug discovery and development operations. Our ability to develop and commercialize pharmaceutical products based on proteins, antibodies and other compounds will depend on our ability to:

•	hire and retain key scientific employees;

•	identify high quality therapeutic targets;

•	identify potential drug candidates;

•	develop products internally or license drug candidates from others;

•	identify and enroll suitable volunteers, either in the United States or abroad, for our clinical trials;

•	complete laboratory testing and clinical testing on humans;

•	obtain and maintain necessary intellectual property rights to our products;

•	obtain and maintain necessary regulatory approvals for our products, both in the United States and abroad;

•	enter into arrangements with third parties to provide services or to manufacture our products on our behalf, or develop efficient production facilities meeting all regulatory requirements;

•	deploy sales and marketing resources effectively or enter into arrangements with third parties to provide these functions;

•	lease facilities at reasonable rates to support our growth; and

•	enter into arrangements with third parties to license and commercialize our products.

Of the compounds that we identify as potential drug products or that we in-license from other companies, only a few, at most, are statistically likely to lead to successful drug development programs. Significant research and development efforts will be necessary. We have limited experience with these activities and may not be successful in developing or commercializing drug products. If we choose to outsource some of these activities, we may be unable to enter into outsourcing or licensing agreements on commercially reasonable terms, if at all. In addition, if we elect to manufacture our products in our own manufacturing facilities, we will require substantial additional capital resources to lease or build and maintain those facilities, including attracting and retaining qualified personnel to lease or build and operate our facilities.

Our efforts to discover and develop potential drug candidates may not lead to the development, commercialization or marketing of drug products.

We are currently engaged in a number of different approaches to discover and develop novel drug candidates. We are internally developing novel small molecule chemokine receptor antagonists to treat inflammation and our scientists have produced a number of lead compounds that are in the final stages of preclinical testing and a lead candidate from this program has entered Phase I clinical trials. Our other internal drug discovery programs are focused on sheddase inhibitors to treat cancer and protein phosphatases to treat cancer and metabolic diseases. Discovery and development of potential drug candidates are expensive and time-consuming, and we do not know if our efforts will lead to discovery of any drug candidates that can be successfully developed and marketed. If our efforts do not lead to the discovery of a drug candidate, we may be unable to grow our clinical pipeline or we may be unable to enter into agreements with collaborators who are willing to develop our drug candidates.

The success of our drug discovery and development efforts may depend on our ability to find suitable collaborators to fully exploit our capabilities. If we are unable to establish collaborations or if these future collaborations are unsuccessful, our research and development efforts may be unsuccessful, which could adversely affect our results of operations and financial condition.

An important element of our business strategy will be to enter into collaborative or license arrangements with third parties under which we license our drugs candidates to those third parties for development and commercialization. We expect that while we may initially seek to conduct initial clinical trials on our drug candidates, we will need to seek collaborators for a number of our drug candidates because of the expense, effort and expertise required to continue additional clinical trials and further develop those drug candidates. Because collaboration arrangements are complex to negotiate, we may not be successful in our attempts to establish these arrangements. Also, we may not have drug compounds that are desirable to other parties, or we may be unwilling to license a drug compound because the party interested in it is a competitor. The terms of any such arrangements that we establish may not be favorable to us. Alternatively, potential collaborators may decide against entering into an agreement with us because of our financial, regulatory or intellectual property position. If we are not able to establish collaborative agreements, we may not be able to develop and commercialize a drug product, which would adversely affect our business and our revenues.

In order for any of these collaboration efforts to be successful, we must first identify potential collaborators whose capabilities complement and integrate well with ours. We may rely on these arrangements for not only financial resources, but also for expertise or economies of scale that we expect to need in the future relating to clinical trials, manufacturing, sales and marketing, and for licenses to technology rights. However, it is likely that we will not be able to control the amount and timing of resources that our collaborators devote to our programs or potential products. If our collaborators prove difficult to work with, are less skilled than we originally expected or do not devote adequate resources to the program, the relationship will not be successful. If a business combination involving a collaborator and a third party were to occur, the effect could be to diminish, terminate or cause delays in development of a potential product.

We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our drug discovery and development efforts may target diseases and conditions that are already subject to existing therapies or that are being developed by our competitors, many of which have substantially greater resources, larger research and development staffs and facilities, more experience in completing preclinical and clinical trials in order to obtain regulatory approvals and marketing and manufacturing capabilities. As a result of these resources, our competitors may develop drug products that render our products obsolete and noncompetitive by developing more effective drugs or by developing their products more efficiently. Our ability to develop competitive products would be limited if our competitors succeeded in obtaining regulatory approvals for drug candidates more rapidly than we were able to or in obtaining patent protection or other intellectual property rights that limited our drug development efforts. Any drugs resulting from our research and development efforts, or from our joint efforts with collaborators, might not be able to compete successfully with our competitors’ existing and future products, or obtain regulatory approval in the United States or elsewhere.

Our ability to develop and commercialize Reverset may be adversely affected if a dispute arose with Pharmasset.

We are developing Reverset under a collaborative licensing agreement with Pharmasset entered into in September 2003. If a dispute arose with Pharmasset over the terms of the collaborative license agreement, including the alleged breach of any provision, our development, commercialization and marketing of Reverset may be adversely affected.

If conflicts arise between our collaborators or advisors and us, our collaborators or advisors may act in their self-interest, which may adversely affect our business.

If conflicts arise between us and our collaborators, including Pharmasset, or our scientific advisors, the other party may act in its self-interest and not in the interest of our stockholders. Conflicts may arise with our collaborators if they pursue alternative technologies or develop alternative products either on their own or in collaboration with others as a means for developing treatments for the diseases that we have targeted. Competing products, either developed by these future collaborators or to which these future collaborators have rights, may result in their withdrawal of support for our product candidates.

Additionally, conflicts may arise if there is a dispute about the achievement and payment of a milestone amount or the ownership of intellectual property that is developed during the course of the relationship. Similarly, the parties to a collaboration agreement may disagree as to which party owns newly developed products. Should an agreement be terminated as a result of a dispute and before we have realized the benefits of the collaboration, our reputation could be harmed and we may not obtain revenues that we anticipated receiving.

If we fail to enter into additional in-licensing agreements or if these arrangements are unsuccessful, our business and operations might be adversely affected.

In addition to establishing collaborative arrangements under which third parties license our drug candidates for development and commercialization, we intend to continue to explore opportunities to develop our clinical pipeline by in-licensing drug compounds that fit within our expertise and research and development capabilities. We may be unable to enter into any additional in-licensing agreements because suitable product candidates that are within our expertise may not be available to us on terms that are acceptable to us or because competitors with greater resources seek to in-license the same product candidates. Product candidates that we would like to develop may not be available to us because they are controlled by competitors who are unwilling to license the rights to the drug compound or candidate to us. We may also need to license drug delivery or other technology in order to continue to develop our drug candidate pipeline. If we are unable to enter into additional agreements to license drug candidates, drug delivery technology or other technology or if these arrangements are unsuccessful, our research and development efforts could be adversely affected.

We have limited expertise with and capacity to conduct clinical trials, and our resulting dependence on third parties to conduct clinical trials could result in delays in and additional costs for our drug development efforts.

We have only limited experience with clinical trials, manufacturing and commercialization of drug products. We also have limited internal resources and capacity to perform preclinical studies and clinical trials. As a result, we intend to hire contract research organizations, or CROs, to perform most of our clinical trials for drug candidates that we choose to develop without a collaborator. If the CROs that we hire to perform our clinical trials or our collaborators do not meet deadlines or do not follow proper procedures, our clinical trials may take longer than expected, may be delayed or may be terminated. If we were forced to find a replacement entity to perform any of our clinical trials, we may not be able to find a suitable entity on favorable terms, or at all. Even if we were able to find another company to perform a trial, the delay in the trial may result in significant expenditures. Events such as these may result in delays in our obtaining regulatory approval for our drug candidates or our ability to commercialize our products and could result in increased expenditures that would adversely affect our operating results.

In addition, for some of our drug candidates, we plan to contract with collaborators to advance those candidates through later-stage, more expensive clinical trials, rather than invest our own resources to perform these trials. Depending on the terms of our agreements with these collaborators, we may not have any control over the conduct of these clinical trials, and in any event we would be subject to the risks associated with depending on collaborators to develop these drug candidates.

If we are unable to obtain regulatory approval to develop and market products in the United States and foreign jurisdictions, we will not be permitted to manufacture or commercialize products resulting from our research.

In order to manufacture and commercialize drug products in the United States, our drug candidates will have to obtain regulatory approval from the Food and Drug Administration, or the FDA. Satisfaction of regulatory requirements typically takes many years. To obtain regulatory approval, we must first show that our drug products are safe and effective for target indications through preclinical studies (animal testing) and clinical trials (human testing). Preclinical testing and clinical development are long, expensive and uncertain processes, and we do not know whether the FDA will allow us to undertake clinical trials of any potential drug products in addition to Reverset.

Completion of clinical trials may take several years and failure may occur at any stage of testing. The length of time required varies substantially according to the type, complexity, novelty and intended use of the product candidate. Interim results of a preclinical study or clinical trial do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials. For example, a drug candidate that is successful at the preclinical level may cause harmful or dangerous side effects when tested at the clinical level. Our rate of commencement and completion of clinical trials may be delayed by many factors, including:

•	our inability to manufacture sufficient quantities of materials for use in clinical trials;

•	variability in the number and types of patients available for each study;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	unforeseen safety issues or side effects;

•	poor or unanticipated effectiveness of products during the clinical trials; or

•	government or regulatory delays.

Data obtained from the clinical trials are susceptible to varying interpretation, which may delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. In addition, regulatory authorities may refuse or delay approval as a result of other factors, such as changes in regulatory policy during the period of product development and regulatory agency review.

Due, in part, to the early stage of our drug candidate research and development process, we cannot predict whether regulatory approval will be obtained for any product we develop. At the present time, we have two drug candidates, Reverset and our lead CCR2 antagonist, in Phase II and Phase I clinical trials, respectively, and our other drug candidates are still undergoing preclinical testing. Compounds developed by us, alone or with other parties, may not prove to be safe and effective in clinical trials and may not meet all of the applicable regulatory requirements needed to receive marketing approval. If regulatory approval of a product is granted, this approval will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and effective. Failure to obtain regulatory approval would delay or prevent us from commercializing products.

Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process typically includes all of the risks associated with the FDA approval process described above and may also include additional risks.

Our reliance on third parties to manufacture and commercialize any of our drug candidates that receives regulatory approval could result in a short supply of the drugs or withdrawal of the FDA’s regulatory approval.

The FDA requires that drug products be manufactured according to its current Good Manufacturing Practices, or cGMP, regulations and a limited number of manufacturers comply with these requirements. If the third party that we choose to manufacture our drug products is not compliant with cGMP, the FDA may not approve our application to manufacture our drug products. We may not be able to arrange for our products to be manufactured by one of these companies on reasonable terms, if at all. Failure to comply with cGMP in the manufacture of our products could result in the FDA withdrawing its regulatory approval of our drug product or other enforcement actions. If either of these events occurred, our revenues would be negatively impacted.

If we receive marketing approval from the FDA for any of our drug candidates, we will rely on a third party to manufacture our products. We may not be able to obtain sufficient quantities of our new drug products if the manufacturer does not have the capacity to manufacture our products according to our schedule. Also, raw materials that may be required to manufacture any products we develop may only be available from a limited number of suppliers. If we have promised delivery of a new product and are unable to meet the delivery requirement due to manufacturing difficulties, our reputation would be impaired or our customers may buy our competitors’ products. Additionally, we may have to expend additional sums in order to ensure that manufacturing capacity is available when we need it even if we do not use all of the manufacturing capacity. This expense would adversely affect our operating results. Manufacturers of pharmaceutical products often encounter difficulties in production, especially in scaling up initial production. These problems include difficulties with production costs and yields, quality control and assurance and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. The third party manufacturer we choose may not perform as agreed or may terminate its agreement with us.

We may incur additional expense in order to market our drug products.

We do not have experience marketing drug products to customers. If the FDA approves one of our drug products to go to market, we would have to employ additional personnel or engage a third party to market our drug products, which would be an additional expense to us.

We might not be able to commercialize our drug candidates successfully, and we may spend significant time and money attempting to do so.

Reverset and our lead CCR2 antagonist are our only two drug candidates in clinical trials. We, or our collaborators, may decide to discontinue development of any or all of our drug candidates at any time for commercial, scientific or other reasons. If a product is developed, but is not marketed, we may have spent significant amounts of time and money on it, which would adversely affect our operating results and financial condition. Even if Reverset, or another drug candidate that we develop, receives regulatory approval, we may decide not to commercialize it if we determine that commercialization of that product would require more money and time than we are willing to invest. For example, drugs that receive approval are subject to post-regulatory surveillance and may have to be withdrawn from the market if previously unknown side effects occur. At this point, the regulatory agencies may require additional clinical studies. Once a drug is marketed, if it causes side effects, the drug product may be recalled or may be subject to reformulation, additional studies, changes in labeling, warnings to the public and negative publicity. As a result, we may not continue to commercialize a product even though it has obtained regulatory approval. Further, we may decide not to continue to commercialize a product if the market does not accept the product because it is too expensive and third parties such as insurance companies or Medicare have not approved it for substantial reimbursement. Actions of governmental authorities and other groups could result in lower prices for certain drugs, including drugs that address HIV infection. In addition, we may decide not to continue to commercialize a product if another product comes on the market that is as effective but has fewer side effects. There is also a risk that competitors and third parties may develop similar or superior products or have proprietary rights that preclude us from ultimately marketing our products.

Our ability to generate revenues will be diminished if we are unable to obtain acceptable prices or an adequate level of reimbursement from third-party payors.

The continuing efforts of government and insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce costs of health care may affect our future revenues and profitability, and the future revenues and profitability of our potential customers, suppliers and collaborative partners and the availability of capital. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of these proposals could reduce the price that we or any of our collaborators receive for any products in the future.

Our ability to commercialize our products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of our products and related treatment are obtained by governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially and adversely affect our ability to generate revenues.

As our drug discovery and development operations are conducted at our headquarters in Wilmington, Delaware, the loss of access to this facility would negatively impact our business.

Our facility in Wilmington, Delaware is our headquarters and is also where we conduct all of our drug discovery operations and research and development activities. Our lease contains provisions that provide for its early termination upon the occurrence of certain events of default or upon a change of control. Further, our headquarters facility is located in a large research and development complex that may be temporarily or permanently shutdown if certain environmental or other hazardous conditions were to occur within the complex. In addition, actions of activists opposed to aspects of pharmaceutical research may disrupt our experiments or our ability to access or use our facilities. The loss of access to or use of our Wilmington, Delaware, facility, either on a temporary or permanent basis, or early termination of our lease would result in an interruption of our business and, consequently, would adversely affect the advancement of our drug discovery and development programs and our overall business.

We depend on key employees in a competitive market for skilled personnel, and the loss of the services of any of our key employees would affect our ability to expand our drug discovery and development programs and achieve our objectives.

We are highly dependent on the principal members of our management, operations and scientific staff. We experience intense competition for qualified personnel. Our future success also depends in part on the continued service of our executive management team, key scientific and management personnel and our ability to recruit, train and retain essential scientific personnel for our drug discovery and development programs, including those who will be responsible for our internal preclinical and clinical testing as well as for the establishment of collaborations with other companies. If we lose the services of any of these people, our research and product development goals, including the identification and establishment of key collaborations, operations and marketing efforts could be delayed or curtailed. We do not maintain “key person” insurance on any of our employees.

We may encounter difficulties in integrating companies we acquire, which may harm our operations and financial results.

As part of our business strategy, we have in the past and may in the future acquire assets, technologies, compounds and businesses. Our past acquisitions, such as the acquisition of Maxia Pharmaceuticals, Inc., have involved, and our future acquisitions may involve, risks such as the following:

•	we may be exposed to unknown liabilities of acquired companies;

•	our acquisition and integration costs may be higher than we anticipated and may cause our quarterly and annual operating results to fluctuate;

•	we may experience difficulty and expense in assimilating the operations and personnel of the acquired businesses, disrupting our business and diverting our management’s time and attention;

•	we may be unable to integrate or complete the development and application of acquired technology, compounds or drug candidates;

•	we may experience difficulties in establishing and maintaining uniform standards, controls, procedures and policies;

•	our relationships with key customers of acquired businesses may be impaired, due to changes in management and ownership of the acquired businesses;

•	we may be unable to retain key employees of the acquired businesses;

•	we may incur amortization or impairment expenses if an acquisition results in significant goodwill or other intangible assets; or

•	our stockholders may be diluted if we pay for the acquisition with equity securities.

In addition, if we acquire additional businesses that are not located near our new headquarters, we may experience more difficulty integrating and managing the acquired businesses’ operations.

We may encounter difficulties, including higher than anticipated costs and the diversion of management’s attention, as a result of the restructuring of our business and the relocation of our headquarters and finance department from California to Delaware.

In April 2004, we had a significant reduction in our workforce and closed our Palo Alto, California research facilities. We may incur higher than anticipated costs or delays associated with closing our California facilities, and this restructuring could result in the diversion of the efforts of our executive management team and other key employees, which could adversely affect our drug discovery and development efforts. As a part of this restructuring, we are discontinuing our information products research and development efforts, with the exception of the activities related to, and products developed by, our Proteome subsidiary. We may encounter difficulties associated with the discontinuation of certain of our information product-related activities that could adversely affect our operating results and financial position. These difficulties could include challenges in providing support to our customers, and, in particular, our non-U.S. customers. Some of our database customers could become dissatisfied as a result of our restructuring, and we could incur expenses associated with the amendment, termination or transition of these customer contracts.

As a part of increasing our focus on our drug discovery and development programs, we relocated our headquarters, including our finance and legal staff and systems, to our facility in Wilmington, Delaware. Our operating and financial results could be adversely affected by the risks associated with this relocation, including unanticipated delays, ineffective transition of responsibilities or systems, the retention of certain key employees, the hiring of finance personnel in Delaware, and ineffective transition of responsibilities for our intellectual property portfolio. During this transition process, we expect that we will need to continue to manage multiple locations and our relationships with information products customers, suppliers and other third parties. If we are unable to effectively transition our remaining information product line activities, our internal information management activities, our financial reporting, or our management of our intellectual property portfolio to the employees or outside parties who will take over those responsibilities, we may incur higher costs associated with the transition.

Risks Relating to our Financial Results

We expect to incur losses in the future and we may not achieve or maintain profitability in the future.

We had net losses from inception in 1991 through 1996 and in 1999 through 2004. Because of those losses, we had an accumulated deficit of $672.8 million as of June 30, 2004. We will continue to spend significant amounts on our efforts to discover and develop drugs. As a result, we expect to continue to incur losses in 2004 and in future periods as well.

We expect that any revenues from our information products, intellectual property licensing, and contracts, if any, will be more than offset by expenses for our drug discovery and development efforts. We anticipate that these efforts will increase as we focus on the studies, including preclinical studies and clinical trials prior to seeking regulatory approval, that are required before we can sell, or license to a third party, a drug product. The development of drug products will require us to spend significant funds on research, development, testing, obtaining regulatory approvals, manufacturing and marketing. To date, we do not have any drug products that have generated revenues and we anticipate that we will not generate significant revenues from the drug candidates that we license or develop for several years, if ever. We cannot be certain whether or when we will achieve profitability because of the significant uncertainties relating to our ability to generate commercially successful drug products. Even if we were successful in obtaining regulatory approvals for manufacturing and commercializing Reverset, our leading drug candidate, or another drug, we expect that we will continue to incur losses if our drug products do not generate significant revenues. If we achieve profitability we may not be able to sustain or increase profitability.

We will need additional capital in the future. The capital markets may not permit us to raise additional capital at the time that we require it, which could result in limitations on our research and development or commercialization efforts or the loss of certain of our rights in our technologies or drug candidates.

Our future funding requirements will depend on many factors and we anticipate that we will need to raise additional capital to fund our business plan and research and development efforts on a going-forward basis.

Additional factors that may affect our future funding requirements include:

•	any changes in the breadth of our research and development programs;

•	the results of research and development, preclinical studies and clinical trials conducted by us or our future collaborative partners or licensees, if any;

•	the acquisition or licensing of businesses, technologies or compounds, if any;

•	our ability to maintain and establish new corporate relationships and research collaborations;

•	competing technological and market developments;

•	the amount of revenues generated from our business activities;

•	the time and costs involved in filing, prosecuting, defending and enforcing patent and intellectual property claims;

•	the receipt of contingent licensing or milestone fees from our current or future collaborative and license arrangements, if established; and

•	the timing of regulatory approvals.

If we require additional capital at a time when investment in companies such as ours, or in the marketplace generally, is limited due to the then prevailing market or other conditions, we may have to scale back our operations, eliminate one or more of our development programs, or attempt to obtain funds by entering into an agreement with a collaborative partner that would result in terms that are not favorable to us or relinquishing our rights in certain of our proprietary technologies or drug candidates. If we are unable to raise funds at the time that we desire or at any time thereafter on acceptable terms, we may not be able to continue to develop our potential drug products. The sale of equity or additional convertible debt securities in the future would be dilutive to our stockholders, and debt financing arrangements may require us to pledge certain assets or enter into covenants that could restrict our operations or our ability to incur further indebtedness.

Because our revenues are derived from information products and licensing activities, our revenues may fluctuate substantially due to reductions and delays in research and development expenditures by pharmaceutical and biotechnology companies.

We expect that our revenues from our information products in the foreseeable future will be derived primarily from products and services provided to the pharmaceutical and biotechnology industries as well as to the academic community. Accordingly, these revenues will depend in large part upon the success of the companies within these industries and their demand for our products and services. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by companies in these industries or by the academic community. These reductions and delays may result from factors such as:

•	changes in economic conditions;

•	consolidation in the pharmaceutical and biotechnology industries;

•	changes in the regulatory environment, including governmental pricing controls, affecting health care and health care providers;

•	pricing pressures;

•	market-driven pressures on companies to consolidate and reduce costs; and

•	other factors affecting research and development spending.

These factors are not within our control and may cause volatility to the price of our common stock.

Future milestone and royalty payments from our gene-related intellectual property may not contribute significantly to revenues for several years, and may never result in revenues.

Part of our strategy is to license to our database customers and to other pharmaceutical and biotechnology companies our know-how and patent rights associated with the information we have generated in the creation of our proprietary databases, for use in the discovery and development of potential pharmaceutical, diagnostic or other products. Any potential product that is the subject of such a license will require several years of further development, clinical testing and regulatory approval before commercialization, all of which is beyond our control, and possibly beyond the control of our licensee. These licensees may not develop the potential product if they do not devote the necessary resources or decide that they do not want to expend the resources to do the clinical testing necessary to obtain the necessary regulatory approvals. Therefore, milestone or royalty payments from these licenses may not contribute to our revenues for several years, if at all.

Our long-term investments may decline in value and our losses may increase.

We have made and may in the future make long-term investments in entities that complement our business. These investments may:

•	often be made in securities lacking a public trading market or subject to trading restrictions, either of which increases our risk and reduces the liquidity of our investment;

•	require us to record losses and expenses related to our ownership interest;

•	require us to record acquisition-related charges, such as in-process research and development;

•	require us to record charges related to the impairment in the value of the securities underlying our investment; and

•	require us to invest greater amounts than anticipated or to devote substantial management time to the management of research and development relationships or other relationships.

The market values of many of these investments can fluctuate significantly. We evaluate our long-term investments for impairment of their value on a quarterly basis. The volatility of the equity markets and the uncertainty of the biotechnology industry may result in fluctuations in the value of our investments in public companies. The value of our investments in private companies can fluctuate significantly. In past periods, market conditions have caused us to write-down the value of our private company investments, sometimes substantially, and market conditions may cause us to write down additional amounts. In addition, we have in the past written down the value of our debt investments in companies experiencing financial difficulties. Impairment could result in future charges to our earnings. Decreases in the value of our strategic investments may cause our losses to increase. As of June 30, 2004, the total aggregate value of our long-term investments was $13.2 million. We incurred charges related to write-downs in the valuation of long-term investments of $2.7 million during the six months ended June 30, 2004.

We have a large amount of debt and our debt service obligations may prevent us from taking actions that we would otherwise consider to be in our best interests.

As of June 30, 2004, we had total consolidated debt of $417.6 million and stockholders’ equity of $52.6 million. In February 2004 and March 2004, we issued the $250 million of notes offered by this prospectus. The indentures pursuant to which our outstanding convertible subordinated notes were issued do not limit the issuance of additional indebtedness, and the indenture under which the notes offered by this prospectus were issued specifically permits us to issue additional notes that will be treated as a single class with these notes. Our substantial leverage could have significant negative consequences for our future operations, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing for working capital, capital and research and development expenditures, and general corporate purposes;

•	requiring the dedication of a substantial portion of our expected cash flow or our existing cash to service our indebtedness, thereby reducing the amount of our cash available for other purposes, including working capital and capital expenditures;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; or

•	placing us at a possible competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources.

In the past five years, we have had negative cash flow from operations. We likely will not generate sufficient cash flow from our operations in the future to enable us to meet our anticipated fixed charges, including our debt service requirements with respect to our outstanding convertible subordinated notes. As of June 30, 2004, $166.5 million aggregate principal amount of our 5.5% convertible subordinated notes due 2007 were outstanding. Our annual interest payments for the 5.5% notes through 2006, assuming none of these notes are converted, redeemed, repurchased or exchanged, are $9.2 million, and an additional $4.6 million in interest is payable in 2007. Our annual interest payments for the 3 1/2% notes through 2010, assuming none of these notes are converted, redeemed, repurchased or exchanged, are $8.8 million, and an additional $4.4 million in interest will be payable in 2011. We intend to fulfill our debt service obligations from our existing cash and marketable securities. If we are unable to generate cash from our operations or raise additional cash through financings sufficient to meet these obligations, we will need to use existing cash or liquidate marketable securities in order to fund these obligations, which may delay or curtail our research, development and commercialization programs.

Risks Relating to Intellectual Property and Legal Matters

We are involved in patent litigation, which, if not resolved favorably, could require us to pay damages.

In October 2001, Invitrogen Corporation, or Invitrogen, filed an action against us in federal court, alleging infringement of three patents. The complaint seeks unspecified money damages and injunctive relief. In November 2001, we filed our answer to Invitrogen’s patent infringement claims, and asserted seven counterclaims against Invitrogen, seeking declaratory relief with respect to the patents at issue, implied license, estoppel, laches and patent misuse. We are also seeking our fees, costs and expenses. Invitrogen filed its answer to our counterclaims in January 2002. In February 2003, we added a counterclaim for unfair business practices. On February 9, 2004, the Court ordered a stay of all proceedings pending disposition of the appeal in a related case of a judgment invalidating the same patents that are asserted in this case.

Our defenses against the suit brought by Invitrogen may be unsuccessful. At this time, we cannot reasonably estimate the possible range of any loss or damages resulting from this suit due to uncertainty regarding the ultimate outcome. If the case goes forward, we expect that the Invitrogen litigation will result in future legal and other costs to us, regardless of the outcome, which could be substantial.

We are involved in contractual arbitration, which could be costly to us.

We are in an arbitration with Iconix Pharmaceuticals, Inc., or Iconix, with respect to payments that Iconix alleges we owe it pursuant to a contract. Iconix initiated the arbitration process under the contract seeking final and binding arbitration. An arbitration panel has been selected and hearings have been scheduled for the fourth quarter of 2004 and the first quarter of 2005. Based upon our pre-arbitration correspondence with Iconix, we believe Iconix is alleging that we are obligated to make payments to it in the aggregate amount of $28.25 million. Based on Iconix’s amended demand for arbitration, we understand Iconix is also seeking return of a $4.5 million license fee paid to us and recovery of amounts paid to a third-party supplier. There can be no assurance as to the ultimate outcome of the arbitration and, at this time, we cannot predict the financial impact to us of the results of the arbitration. Regardless of the outcome, we could incur substantial costs and diversion of management time as a result of the arbitration.

If we are subject to additional litigation and infringement claims, they could be costly and disrupt our drug discovery and development efforts.

The technology that we use to develop our drug products, the technology that we incorporate in our products, and the products we are developing may be subject to claims that they infringe the patents or proprietary rights of others. The success of our drug discovery and development efforts will also depend on our ability to develop new compounds, drugs and technologies without infringing or misappropriating the proprietary rights of others.

From time to time we may receive notices from third parties alleging patent or copyright infringement, claims regarding trade secrets or other contract claims. Receipt of these letters could result in significant costs as a result of the diversion of the attention of management from our drug discovery and development efforts. Except for Invitrogen and Iconix, no third party has a current filed patent lawsuit or arbitration against us. If a successful claim were brought against us, we would have to attempt to license the technology from the claimant or to spend time and money to design around the technology. Any such license of the technology may not be available at reasonable terms, or at all.

We may, however, be involved in future lawsuits or other legal proceedings alleging patent infringement or other intellectual property rights violations. In addition, litigation or other legal proceedings may be necessary to:

•	assert claims of infringement;

•	enforce our patents;

•	protect our trade secrets or know-how; or

•	determine the enforceability, scope and validity of the proprietary rights of others.

We may be unsuccessful in defending or pursuing these lawsuits or claims. Regardless of the outcome, litigation can be very costly and can divert management’s efforts. An adverse determination may subject us to significant liabilities or require us or our collaborators to seek licenses to other parties’ patents or proprietary rights. We or our collaborators may also be restricted or prevented from manufacturing or selling a drug product that we develop. Further, we or our future collaborators may not be able to obtain any necessary licenses on acceptable terms, if at all.

We may be unable to adequately protect or enforce our proprietary information, which may result in its unauthorized use, a loss of revenue under a collaboration agreement or loss of sales to generic versions of our products or otherwise reduce our ability to compete.

Our business and competitive position depend upon our ability to protect our proprietary technology, including any drug products that we create. Despite our efforts to protect this information, unauthorized parties may attempt to obtain and use information that we regard as proprietary. For example, one of our collaborators may disclose proprietary information pertaining to our drug discovery efforts. Any patents issued in connection with our drug discovery efforts may not be broad enough to protect all of the potential uses of the product.

Additionally, when we do not control the prosecution, maintenance and enforcement of certain important intellectual property, such as a drug compound in-licensed to us, the protection of the intellectual property rights may not be in our hands. In the case of Reverset, we do not control the intellectual property rights with respect to the compound and therefore may be unable to protect those rights. If the entity that controls the intellectual property rights related to Reverset does not adequately protect those rights, our rights may be impaired, which may impact our ability to develop, market and commercialize Reverset.

Our means of protecting our proprietary rights may not be adequate, and our competitors may:

•	independently develop substantially equivalent proprietary information and techniques;

•	otherwise gain access to our proprietary information; or

•	design around patents issued to us or our other intellectual property.

We pursue a policy of having our employees, consultants and advisors execute proprietary information and invention agreements when they begin working for us. However, these agreements may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. If we fail to maintain trade secret and patent protection, our potential, future revenues may be decreased.

If the effective term of our patents is decreased due to changes in the United States patent laws or if we need to refile some of our patent applications, the value of our patent portfolio and the revenues we derive from it may be decreased.

The value of our patents depends in part on their duration. A shorter period of patent protection could lessen the value of our rights under any patents that we obtain and may decrease the revenues we derive from our patents. The United States patent laws were amended in 1995 to change the term of patent protection from 17 years from patent issuance to 20 years from the earliest effective filing date of the application. Because the average time from filing to issuance of biotechnology applications is at least one year and may be more than three years depending on the subject matter, a 20-year patent term from the filing date may result in substantially shorter patent protection. Also, we may need to refile some of our applications claiming large numbers of genes or other additional subject matter and, in these situations, the patent term will be measured from the date of the earliest priority application. This would shorten our period of patent exclusivity and may decrease the revenues that we might obtain from the patents.

If patent application filing fees are significantly increased, our expenses related to intellectual property or our intellectual property strategy may be adversely affected.

Our ability to license proprietary genes may be dependent on our ability to obtain patents. We have a large portfolio of issued United States patents covering human full-length genes, the proteins they encode and the antibodies directed against them and a significant number of pending applications. If the United States Patent and Trademark Office and other patent offices where we file our patent applications increase the fees associated with filing and prosecuting patent applications we would incur higher expenses and our intellectual property strategy could be adversely affected.

International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

Biotechnology patent law outside the United States is even more uncertain than in the United States and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as United States laws. For example, certain countries do not grant patent claims that are directed to the treatment of humans. We may participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which could result in substantial costs and diversion of our efforts.

If product liability lawsuits are successfully brought against us, we could face substantial liabilities and may be required to limit commercialization of our products and our results of operations could be harmed.

The clinical testing and marketing of medical products that are intended for human use entails an inherent risk of product liability. If any product that we or any of our collaborators develops causes injury or is found to be unsuitable during clinical trials, manufacturing or sale, we may be held liable. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities, including substantial damages to be paid to the victims and legal costs, or we may be required to limit commercialization of our products. Although we currently carry a product liability insurance policy that provides coverage for liabilities arising from our clinical trials, it may not fully cover our potential liabilities. In addition, we may determine that we should increase our coverage upon the addition of new clinical trials, and this insurance may be prohibitively expensive to us or our collaborators and may not fully cover our potential liabilities. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with our collaborators. Additionally, any product liability lawsuit could cause injury to our reputation, recall of products, participants to withdraw from clinical trials, and potential collaborators to seek other partners, any of which could impact our results of operations.

Because our activities involve the use of hazardous materials, we may be subject to claims relating to improper handling, storage or disposal of these materials that could be time consuming and costly.

We are subject to various environmental, health and safety laws and regulations governing, among other things, the use, handling, storage and disposal of regulated substances and the health and safety of our employees. Our research and development processes involve the controlled use of hazardous and radioactive materials and biological waste resulting in the production of hazardous waste products. We cannot completely eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. If any injury or contamination results from our use or by the use by third party collaborators of these materials, we may be sued and our liability may exceed our insurance coverage and our total assets. Further, we may be required to indemnify our collaborators against all damages and other liabilities arising out of our development activities or products produced in connection with these collaborations. Compliance with the applicable environmental and workplace laws and regulations is expensive. Future changes to environmental, health, workplace and safety laws could cause us to incur additional expense or may restrict our operations or impair our research, development and production efforts.

Risks Related to the Notes and Common Stock

The notes are subordinated in right of payment to our senior indebtedness and are structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

The notes are unsecured and subordinated in right of payment to our existing and future senior indebtedness, but pari passu in right of payment with our 5.5% convertible subordinated notes due 2007. As of June 30, 2004, we had no senior indebtedness outstanding. Because the notes are subordinated to our senior indebtedness, in the event of (1) our liquidation or insolvency, (2) a payment default on our senior indebtedness (as defined in “Description of Notes—Subordination of Notes”), (3) a covenant default on our senior indebtedness entitling holders of senior indebtedness to accelerate their indebtedness or (4) acceleration of the notes, we will be permitted to make payment on the notes only after our senior indebtedness has been paid in full. After paying our senior indebtedness in full, we may not have sufficient assets remaining to pay any or all amounts due on the notes. The indenture for the notes does not restrict the amount of indebtedness, including senior indebtedness, that we may incur.

In addition, the notes are effectively subordinated to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries. At June 30, 2004, our subsidiaries had approximately $2.4 million of liabilities outstanding. The indenture for the notes does not restrict the amount of indebtedness or other liabilities that our subsidiaries may incur. We expect from time to time to incur additional indebtedness and other liabilities, which could affect our ability to pay our obligations under the notes. See “Description of Notes—Subordination of Notes.”

We cannot assure you that an active trading market for the notes will develop.

There has been no public market for the notes. We do not intend to list the notes on any national securities exchange or to seek the admission of the notes for trading on The Nasdaq Stock Market. The initial purchasers of the notes have advised us that they currently intend to make a market in the notes, but they are not obligated to do so, and if they do make a market in the notes they may stop at any time. As a result, we cannot assure you that a market will develop for the notes. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the notes will be free from similar disruptions or that any such disruption may not adversely affect the prices at which you may sell your notes.

We may not have the funds necessary to finance the repurchase of the notes or may otherwise be restricted from making such repurchase if required by holders pursuant to the indenture.

At any time prior to maturity following a “designated event” under the indenture, holders may require us to repurchase their notes at a price of 100% of the principal amount of the notes, plus any accrued and unpaid interest and any liquidated damages to the repurchase date. However, it is possible that we will not have sufficient funds available at such time to make the required repurchase of notes. Our 5.5% convertible subordinated notes due 2007 contain similar provisions that give the option to those securityholders to require us to repurchase those notes upon certain events that may also constitute designated events under the indenture. As a result, following a designated event, we may be required to repurchase a significant amount of indebtedness along with the notes and we may not have sufficient funds to repurchase all such indebtedness at that time. As of June 30, 2004, there was approximately $166.5 million principal amount outstanding of our 5.5% convertible subordinated notes due 2007.

In addition, any future credit agreements or other agreements relating to our indebtedness could contain provisions prohibiting the repurchase of the notes under certain circumstances, or could provide that a designated event constitutes an event of default under that agreement. If any agreement governing our indebtedness prohibits or otherwise restricts us from repurchasing the notes when we become obligated to do so, we could seek the consent of the lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain such a consent or refinance the indebtedness, we would not be permitted to repurchase the notes without potentially causing a default under that indebtedness. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness, causing much or all of our indebtedness to become due simultaneously when we are unable to pay it.

Because the price of our common stock has been volatile historically, it may be difficult for you to resell the notes or the common stock issuable upon conversion of the notes.

The market price of our common stock, like that of the common stock of many other pharmaceutical and biotechnology companies, has been and is likely to be highly volatile. In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities of many pharmaceutical and biotechnology companies for reasons frequently unrelated to or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock. Prices for our common stock will be determined in the market place and may be influenced by many factors, including variations in our financial results, announcements about us or about our competitors, including technological innovations, the introduction of new products or services, or the failure of a new drug in clinical trials; litigation and other developments relating to our patents or other proprietary rights or those of our competitors; conditions in the life sciences, biotechnology or pharmaceutical industries; governmental regulation and legislation; sales of a substantial amount of our securities; and investors’ perceptions of us, changes in recommendations by securities analysts as well as their perceptions of general economic, industry and market conditions. In the past, companies that have experienced volatility in the market prices of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources.

The trading prices for the notes could be directly affected by the trading prices for our common stock, which are impossible to predict.

The price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common shares, the issuance of certain rights or warrants, subdivisions or combinations of our common shares, certain distributions of assets, debt securities, capital stock or cash to holders of our common shares and certain issuer tender or exchange offers as described under “Description of Notes—Conversion of Notes—Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as an issuance of common shares for cash, that may adversely affect the trading price of the notes or the common shares. We cannot assure you that an event that adversely affects the value of the notes or our common stock, but does not result in an adjustment to the conversion rate, will not occur.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their notes.

The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock) but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, to a limited extent, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our common stock.

We have various mechanisms in place to discourage takeover attempts, which may reduce or eliminate our stockholders’ ability to sell their shares for a premium in a change of control transaction.

Various provisions of our certificate of incorporation and bylaws and of Delaware corporate law may discourage, delay or prevent a change in control or takeover attempt of our company by a third party that is opposed by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have the opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change in our management and board of directors. These provisions include:

•	no cumulative voting for directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	control by our board of directors of the size of our board of directors;

•	limitations on the ability of stockholders to call special meetings of stockholders;

•	advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by our stockholders at stockholder meetings; and

•	the ability of our board of directors to issue, without stockholder approval, preferred stock with rights that are senior to those of our common stock.

In addition, our board of directors has adopted a stockholder rights plan, the provisions of which could make it more difficult for a potential acquirer of Incyte to consummate an acquisition transaction. Also, Section 203 of the Delaware General Corporation Law may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or consolidating with us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words “expects,” “believes,” “intends,” “anticipates,” “estimates,” “plans,” and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements under the captions “The Company” and “Risk Factors” as to the development, marketing, manufacturing and commercialization of our compounds and our product candidate; the increase in our drug discovery and development efforts; the expected timing, progress and other information regarding our preclinical and clinical trials; conducting clinical trials internally; our collaboration and strategic alliance efforts; anticipated benefits and disadvantages of entering into collaboration agreements; regulatory approval; the safety, effectiveness and potential benefits of our product candidate and other compounds under development; potential uses for our product candidate and our other compounds; our ability to manage expansion of our drug discovery and development operations; future required expertise relating to clinical trials, manufacturing, sales and marketing and for licenses to technology rights; the receipt of or payments to customers resulting from milestones or royalties; charges and expenses related to the closure of our Palo Alto location; difficulties resulting from the discontinuation of certain of our information product-related activities, including the amendment, termination or transition of customer contracts; the management of multiple locations; expected expenses and expenditure levels; expected revenues and sources of revenues; expected losses; our profitability; the adequacy of our capital resources; the need to raise additional capital; the costs associated with resolving a matter currently in arbitration and our ongoing patent infringement litigation; our expectations regarding competition; our long-term investments, including anticipated expenditures, losses and expenses; costs associated with prosecuting, defending and enforcing patent claims and other intellectual property rights; our ability to obtain, maintain or increase coverage of product liability and other insurance; adequacy of our product liability insurance; our indebtedness; and listing of the notes on a stock exchange or stock market. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, our ability to market, manufacture and commercialize a drug candidate or product; our ability to obtain additional capital when needed; continuing trends with respect to reduced pharmaceutical and biotechnology research spending; risks relating to the development of new products and their use by us and our potential customers; our ability to in-license a potential drug compound or drug candidate; the cost of accessing, licensing or acquiring potential drug compounds or drug candidates developed by other companies; the risk of significant delays or costs in obtaining regulatory approvals; the ability to obtain regulatory approval; the impact of technological advances and competition; the ability to compete against third parties with greater resources than ours; competition to develop and commercialize similar drug products; the risk of unanticipated delays in research and development efforts; our ability to exit and close facilities upon anticipated timelines; uncertainties relating to the transition of our operations to our Delaware headquarters; our ability to deliver our information related products to our customers effectively; the outcome of our dispute under an existing customer contract; our ability to obtain patent protection for our discoveries and to continue to be effective in expanding our patent coverage; the impact of changing laws on our patent portfolio; developments in and expenses relating to litigation and arbitration; the results of businesses in which we have made investments; and the risks set forth under “Risk Factors.”

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

PROCEEDS FROM THE OFFERING

We will not receive any proceeds from the sale of the notes or the underlying shares of common stock offered by this prospectus. All proceeds from the sale of the shares will be for the account of the selling securityholders. See “Selling Securityholders” and “Plan of Distribution” below.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year Ended December 31,					Six Months Ended June 30, 2004
	1999	2000	2001	2002	2003
Ratio of Earnings to Fixed Charges	NM	NM	NM	NM	NM	NM

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) before taxes and losses from joint venture plus fixed charges by fixed charges. Fixed charges consist of interest expense, including interest expense from capital leases, and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases, plus amortization of debt issuance expenses. Earnings were insufficient to cover fixed charges for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 by approximately $21.9 million, $28.2 million, $182.3 million, $135.8 million and $166.0 million, respectively, and for the six months ended June 30, 2004 by approximately $101.1 million.
(2)	NM—Not meaningful

DESCRIPTION OF NOTES

We issued the notes under a contract called an indenture, dated as of February 19, 2004 between Incyte, as issuer, and U.S. Bank National Association, as trustee. The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. We urge you to read the indenture, the notes and the registration rights agreement in their entirety because they, and not this description, define your rights as a holder of the notes. You may request copies of these documents at our address shown under the caption “Documents Incorporated by Reference.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

As used in this “Description of Notes” section, references to “Incyte,” “we,” “our” or “us” refer solely to Incyte Corporation and not to our consolidated subsidiaries, unless the context otherwise requires.

General

The notes are general unsecured obligations of Incyte. Our payment obligations under the notes are subordinated to our senior indebtedness as described under “Subordination of Notes,” but are pari passu in right of payment with our 5.5% convertible subordinated notes due 2007. The notes are not obligations of or guaranteed by any of our subsidiaries. The notes are convertible into common stock as described under “Conversion of Notes.”

We issued initially notes with a principal amount of $250,000,000. The notes are issued only in denominations of $1,000 and multiples of $1,000. We use the term “note” in this prospectus to refer to each $1,000 principal amount of notes. The notes will mature on February 15, 2011, unless earlier converted or repurchased.

We may, without the consent of the holders, “reopen” the indenture and issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes covered by this prospectus in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless fungible with the notes covered by this prospectus for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, making investments, incurring debt, including senior indebtedness, granting liens or mortgages, or issuing or repurchasing our securities.

Holders are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “—Repurchase at Option of the Holder Upon a Designated Event.”

We will pay interest, and liquidated damages, if any, on February 15 and August 15 of each year, beginning August 15, 2004, to record holders at the close of business on the preceding February 1 and August 1, as the case may be. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

We will maintain an office or agency in the Borough of Manhattan, The City of New York, where we will pay the principal and premium, if any, on the notes and where a holder may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest by check mailed to the holder’s address as it appears in the note register, provided that a holder with an aggregate principal amount in excess of $2.0 million shall be paid, at the holder’s written election, by wire transfer in immediately available funds. However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

The notes are not subject to a sinking fund provision and are not subject to defeasance or covenant defeasance under the indenture.

Conversion of Notes

A holder may convert any of their notes, in whole or in part, into common stock at any time prior to the close of business on the maturity date of the notes, subject to prior redemption or repurchase of the notes.

The number of shares of common stock that a holder will receive upon conversion of their notes will be determined by multiplying the number of $1,000 principal amount notes converted by the conversion rate on the date of conversion. A holder may convert their notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000.

If we call notes for redemption, a holder may convert the notes only until the close of business on the business day immediately preceding the redemption date unless we fail to pay the redemption price. If a holder has submitted their notes for repurchase upon a designated event, the holder may convert their notes only if they withdraw their repurchase election. Upon conversion of notes, a holder will not receive any cash payment of interest or liquidated damages. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares will be deemed to satisfy our obligation to pay

•	the principal amount of the note; and

•	accrued but unpaid interest and liquidated damages, if any, attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest and liquidated damages, if any, to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made (1) if we have specified a redemption date that is after a record date but on or prior to the next interest payment date, (2) if we have specified a repurchase date following a designated event that is after a record date but on or prior to the next succeeding interest payment date or (3) to the extent of any overdue interest at the time of conversion with respect to such note.

The initial conversion rate for the notes is 89.1385 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of approximately $11.22. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common stock on the trading day prior to the conversion date. Except as described above, holders will not receive any accrued interest or dividends upon conversion.

To convert notes into common stock a holder must do the following (or comply with DTC procedures for doing so in respect of the holder’s beneficial interest in notes evidenced by a global note):

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date upon which a holder complies with these requirements is the conversion date under the indenture.

Conversion Rate Adjustments

We will adjust the conversion rate if any of the following events occurs:

(1) We issue common stock as a dividend or distribution to all holders of our common stock.

(2) We issue to all holders of common stock certain rights or warrants to purchase our common stock, for a period expiring within 45 days of the record date for such issuance, at a price per share that is less than the average closing sale prices of our common stock for the 10 trading days preceding the date fixed for determination of stockholders entitled to receive such rights or warrants.

(3) We subdivide or combine our common stock.

(4) We distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding rights or warrants specified above and dividends or distributions specified above.

If we distribute to all holders of our common stock capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then, unless we distribute such capital stock or similar equity interests to holders of notes in such distribution, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales price of those securities (where such closing sale prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

If we distribute cash to all holders of our common stock, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up, the conversion rate will be adjusted by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which will be the current market price of our common stock on the record date and the denominator of which will be the current market price of our common stock on the record date minus the amount per share of such dividend or distribution.

(5) We or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

“Current market price” of our common stock on any day means the average of the closing price per share of our common stock for each of the 10 consecutive trading days ending on the earlier of the day in question and the day before the “ex-date” with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, “ex-date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, a holder will receive, in addition to the common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes a holder will be entitled to receive the same type of consideration that they would have been entitled to receive if they had converted the notes into our common stock immediately prior to any of these events.

We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “Material United States Federal Income Tax Considerations—U.S. Holders—Constructive Dividends.”

The holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. In addition, non-U.S. holders of notes in certain circumstances may be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “Material United States Federal Income Tax Considerations—U.S. Holders—Constructive Dividends” and “—Non-U.S. Holders—Distributions on Common Stock.”

Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by Incyte

Beginning February 20, 2007, we may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount:

Redemption Period	Price
Beginning on February 20, 2007 and ending on February 14, 2008	102.0%
Beginning on February 15, 2008 and ending on February 14, 2009	101.5%
Beginning on February 15, 2009 and ending on February 14, 2010	101.0%
Beginning on February 15, 2010 and ending on February 14, 2011	100.5%

and 100% if redeemed on February 15, 2011. In each case, we will pay interest and liquidated damages, if any, to, but excluding, the redemption date, unless the redemption date falls after a record date but on or prior to the next succeeding interest payment date, in which case we instead will pay the full amount of accrued and unpaid interest and liquidated damages, if any, on such interest payment date to the holder of record on the close of business on the corresponding record date.

We are required to give notice of redemption by mail to holders not more than 60 but not less than 20 days prior to the redemption date.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and that holder converts a portion of their notes, the converted portion will be deemed to the extent practicable to be of the portion selected for redemption.

We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing, or if the principal amount of the notes has been accelerated. We will notify the noteholders if we redeem the notes.

Repurchase at Option of the Holder Upon a Designated Event

If a designated event occurs at any time prior to the maturity of the notes, a holder may require us to repurchase their notes, in whole or in part, on a repurchase date that is not less than 20 nor more than 35 business days after the date of our notice of the designated event. The notes will be repurchased only in integral multiples of $1,000 principal amount.

We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest and liquidated damages, if any, to, but excluding, the repurchase date. If such repurchase date falls after a record date and on or prior to the corresponding interest payment date, we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record on the close of business on the corresponding record date.

We will mail to all record holders a notice of a designated event within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If a holder elects to require us to repurchase their notes, they must deliver to us or our designated agent, prior to the close of business on the repurchase date specified in our designated event notice, a repurchase notice and any notes to be repurchased, duly endorsed for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the repurchase date.

A holder may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate number of the withdrawn notes (or, if the notes are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the repurchase date, then, on and after the business day following the repurchase date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which more than 90% of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration, of which more than 10% is not common stock, depositary receipts, ordinary shares or other certificates representing common equity interests that:

•	are listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	are approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national or regional securities exchange nor approved for trading on the Nasdaq National Market.

We will comply with any applicable provisions of Rule 13e-4 and any other applicable tender offer rules under the Exchange Act in the event of a designated event.

These designated event repurchase rights could discourage a potential acquirer of Incyte. However, this designated event repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “designated event” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford a holder protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us. No notes may be repurchased by us at the option of holders upon a designated event if the principal amount of the notes has been accelerated and such acceleration has not been rescinded.

We may be unable to repurchase the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a designated event would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes.

Subordination of Notes

The notes are subordinated to the prior payment in full of all of our Senior Indebtedness (as defined below). The notes also are effectively subordinated to all Indebtedness (as defined below) of our subsidiaries. The subordination of the notes will not prevent the occurrence of any event of default under the indenture. In addition, the notes are pari passu in right of payment with our 5.5% convertible subordinated notes due 2007.

No payments on account of the notes or on account of the purchase or acquisition of notes may be made if a default in any payment with respect to Senior Indebtedness has occurred and is continuing. If (1) there is a default on any Senior Indebtedness other than a payment default that occurs that permits the holders of that Senior Indebtedness to accelerate its maturity and (2) the Trustee and Incyte receive the notice required by the indenture, no payments may be made on the notes for up to 179 days in any 365-day period unless the default is cured or waived. By reason of this subordination, in the event of our insolvency, holders of the notes may recover less, ratably, than holders of our Senior Indebtedness.

In the event that any holder of the notes receives any kind of payment or distribution of our assets in contravention of any of the subordination provisions of the indenture before all Senior Indebtedness is paid in full, then the payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness or their representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid.

Any right that we have to receive the assets of any of our subsidiaries upon that subsidiary’s liquidation or reorganization, and the consequent right of the holders of the notes to receive a portion of these assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors.

Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available for any payment. In addition, the payment of dividends and the making of loans and advances by our subsidiaries to us may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

As of June 30, 2004, we had approximately $166.5 million in aggregate principal amount of 5.5% convertible subordinated notes due 2007 and we had no Senior Indebtedness outstanding. The indenture does not limit the amount of additional Indebtedness, including Senior Indebtedness, that we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness or other liabilities that any of our subsidiaries can create, incur, assume or guarantee.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee’s claims for these payments will generally be senior to those of the holders of the notes in respect of all funds collected or held by the trustee.

The term “Indebtedness” means, with respect to any person, and without duplication:

•	all indebtedness or obligations for (i) borrowed money, or (ii) evidenced by bonds, debentures, notes or similar instruments, in either case except accounts payable and accrued liabilities incurred in the ordinary course of business in connection with obtaining materials or services;

•	all reimbursement obligations with respect to letters of credit, bank guarantees or bankers’ acceptances;

•	all obligations in respect of leases of real or personal property or assets which are required to be accounted for as capital lease obligations under generally accepted accounting principles;

•	all obligations with respect to interest rates, swaps, caps, collar agreements, foreign currency hedges, exchanges, purchase or similar agreements;

•	all indebtedness of others guaranteed by us;

•	all indebtedness secured by a lien on our assets; and

•	all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind or type described in bullets above.

The term “Senior Indebtedness” means

•	the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect of all of our Indebtedness or obligations of us to any person for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement;

•	commitment or standby fees due and payable to lending institutions with respect to credit facilities available to us;

•	all of our noncontingent obligations (1) for the reimbursement of any obligor on any letter of credit, banker’s acceptance, or similar credit transaction, (2) under interest rate swaps, caps, collars, options, and similar arrangements, and (3) under any foreign exchange contract, currency swap agreement, futures contract, currency option contract, or other foreign currency hedge;

•	all of our obligations for the payment of money relating to capital lease obligations;

•	any liabilities of others described in the preceding clauses that we have guaranteed or which are otherwise our legal liability; and

•	renewals, extensions, refundings, refinancings, restructurings, amendments, and modifications of any such indebtedness or guarantee; other than any indebtedness or other obligation of us that by its terms is not superior in right of payment to the notes.

The term “Senior Indebtedness” does not include:

•	any Indebtedness that by its express terms is not senior to the notes or is pari passu or junior to the notes; or

•	any Indebtedness we owe to any of our majority-owned subsidiaries;

•	our outstanding 5.5% convertible subordinated notes due 2007; or

•	the notes.

Merger and Sale of Assets by Incyte

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease all or substantially all of our properties or assets to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person, if other than us, assumes, by supplemental indenture satisfactory in form to the trustee, all of our obligations under the notes and the indenture;

•	after giving effect to such transaction, there is no event of default under the indenture, and no event which, after notice or passage of time or both, would become an event of default; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such transaction complies with these requirements.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

The following will be events of default with respect to a series of the notes under the indenture:

•	we fail to pay principal or premium, if any, when due at maturity, upon redemption, repurchase or otherwise on the notes, whether or not the payment is prohibited by subordination provisions;

•	we fail to pay any interest or liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days, whether or not the payment is prohibited by subordination provisions of the indenture;

•	we fail to provide timely notice of a designated event;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after written notice to us from the trustee (or to us and the trustee from the holders of at least 25% in principal amount of the outstanding notes);

•	payment defaults or acceleration of indebtedness (if such acceleration is not withdrawn, cancelled or otherwise annulled within 10 days), where the aggregate amount of defaulted or accelerated principal, premium, if any, and interest is in excess of $10 million;

•	we fail to deliver shares of our common stock upon conversion of the notes within the time period required by the indenture, and such failure continues for a period of 5 days; or

•	certain events involving our bankruptcy, insolvency or reorganization.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of a series of notes affected thereby then outstanding may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Payments of principal, premium, if any, or interest or liquidated damages, if any, on the notes that are not made when due will accrue interest from the required payment date at the annual rate of 1% above the then applicable interest rate for the notes.

The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest or liquidated damages, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of a series of notes affected thereby then outstanding make a written request to the trustee to pursue the remedy;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest or liquidated damages, if any, of any note;

•	reduce the principal amount or premium of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to repurchase any note upon a designated event;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note or reduce the number of shares of common stock or the amount of any other property receivable upon conversion;

•	adversely modify, in any material respect, the subordination provisions of the indenture;

•	reduce the quorum or voting requirements under the indenture;

•	subject to specified exceptions, modify certain provisions of the indenture relating to modification or waiver of provisions of the indenture;

•	reduce the percentage of notes required for consent to any modification of the indenture; or

•	change our obligation to maintain an office or agency in the Borough of Manhattan in the City of New York.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

The notes are issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

Notes are evidenced by one or more global notes. We deposited the global note or notes with DTC and registered the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names; and

•	not be considered holders of the global note (other than in an enforcement by such owner of a beneficial interest to exchange such beneficial interest for notes in certificated form).

We will pay interest, and liquidated damages, if any, and the redemption price and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction. DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

We will issue the notes in definitive certificated form if DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global note may be exchanged for definitive certificated notes upon request by or on behalf of DTC in accordance with customary procedures. We may determine at any time and in our sole discretion that notes shall no longer be represented by global notes, in which case we will issue certificates in definitive form in exchange for the global notes.

Registration Rights of the Noteholders

We entered into a registration rights agreement with the initial purchasers of the notes for the benefit of the holders of the notes and the common stock issuable on conversion of the notes. Under this agreement, we will use our reasonable best efforts to keep the shelf registration statement of which this prospectus forms a part effective until the date there are no longer any registrable securities.

When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

•	the effective registration under the Securities Act of 1933, or the Securities Act, and the resale of the registrable securities in accordance with the registration statement;

•	the expiration of the holding period with respect to the registrable securities under Rule 144(k) under the Securities Act;

•	the sale of the registrable securities pursuant to Rule 144 under the Securities Act; and

•	the registrable securities cease to be outstanding.

We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not exceed:

•	45 days in any three-month period; or

•	an aggregate of 90 days for all suspension periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of this prospectus for up to 60 days in any three-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

We will pay predetermined liquidated damages on the interest payment dates for the notes in the event the prospectus included in the registration statement is unavailable for periods in excess of those permitted above. Those additional amounts will accrue until such unavailability is cured:

•	in respect of any notes at a rate per year equal to 0.25% of the outstanding principal amount thereof for the first 90 days after the occurrence of the event and 0.50% of the outstanding principal amount thereof after the first 90 days; and

•	in respect of shares of common stock into which the notes have been converted at a rate per year equal to 0.25% of the then-applicable conversion price for the first 90 days after the occurrence of the event and 0.50% of the then-applicable conversion price after the first 90 days.

A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

•	be named as a selling stockholder in the related prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

Under the registration rights agreement we will:

•	pay all expenses of the shelf registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

We have agreed to give notice to all holders of the effectiveness of the shelf registration statement by issuing a press release to Business Wire. In order to sell registrable securities, a holder must complete and deliver a notice and questionnaire (in substantially the form provided as an annex to the offering memorandum, dated February 12, 2004, relating to the private placement of the notes, or otherwise made available by us to holders) to us at least three business days prior to any intended distribution. Upon receipt of a completed questionnaire after effectiveness of the registration statement, together with any other information we may reasonably request following the effectiveness, we have agreed, within 15 business days of receipt, or within 15 business days of the end of any period during which we have suspended use of the prospectus, to file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit a holder to deliver a prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus. We have agreed to pay the predetermined liquidated damages described above to the holder if we fail to have a post-effective amendment to the shelf registration statement that is required to be declared effective under the Securities Act, declared effective within 45 days of the filing. If a holder does not complete and deliver a questionnaire or provide the other information we may request, that holder will not be named as a selling securityholder in the prospectus and will not be permitted to sell their registrable securities pursuant to the shelf registration statement.

Governing Law

The notes and the indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a discussion of the material U.S. federal income tax considerations applicable to purchasing, owning and disposing of the notes and the common stock issuable upon conversion thereof. This discussion does not address any tax considerations that may apply to Holders subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, persons that mark-to-market their securities, tax exempt entities, tax-deferred or other retirement accounts, persons subject to the alternative minimum tax, persons that hold notes as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes, or U.S. Holders (as defined herein) that have a functional currency other than the U.S. dollar.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of notes that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States,

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source or

•	a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

If a partnership holds notes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that will hold notes should consult their tax advisors.

As used herein, a “Non-U.S. Holder” is a beneficial owner of notes that is not a U.S. Holder.

This summary is based on currently existing provisions of the Code, Treasury Department regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change may be retroactive and may affect the tax consequences described herein.

This discussion is not intended to constitute a complete analysis of all tax considerations relevant to an investment in the notes or the common stock issuable upon conversion thereof. It does not take into account the individual circumstances of any particular prospective investor, nor does it address any aspect of estate or gift tax laws or of state, local or foreign tax laws. We strongly urge a prospective purchaser or Holder to consult its own tax advisor for advice concerning the application of the U.S. federal income tax laws to that Holder’s particular situation, as well as any tax consequences arising under state, local or foreign tax laws.

U.S. Holders

Payments of Interest

Interest paid on the notes will be included in the income of a U.S. Holder as ordinary income at the time it is received or accrued, in accordance with such Holder’s regular method of accounting for U.S. federal income tax purposes.

We intend to take the position that a U.S. Holder of a note should be required to report liquidated damages, if any, as ordinary income for U.S. federal income tax purposes at the time it accrues or is received in accordance with the U.S. Holder’s regular method of accounting. See “Description of Notes—Registration Rights of the

Noteholders.” It is possible, however, that the Internal Revenue Service (“IRS”) may take a contrary position, in which case the timing, character and amount of income or gain may be different. Our determination is binding on U.S. Holders of notes, unless they explicitly disclose to the IRS on their tax returns for the year during which they acquire the note that they are taking a different position. U.S. Holders should consult their tax advisors concerning the treatment of liquidated damages paid by us.

Sale, Exchange or Retirement of Notes

A U.S. Holder’s tax basis in a note generally will equal its cost. Subject to the market discount rules described below under “Market Discount and Bond Premium,” a U.S. Holder generally will recognize gain or loss on the sale, exchange (other than conversion) or retirement of a note equal to the difference between the amount realized on the disposition, excluding any amounts attributable to accrued but unpaid interest (which will be taxable as such), and the U.S. Holder’s tax basis in the note. This gain or loss will be capital gain or loss and will generally be long-term capital gain or loss if the U.S. Holder has held the note for more than one year and otherwise will be short-term capital gain or loss. Long-term capital gains of individuals are subject to U.S. federal income tax at preferential rates, which have been reduced for long-term capital gains recognized on or after May 6, 2003, and before January 1, 2009. Short-term capital gains are taxed at rates applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Market Discount and Bond Premium

If a U.S. Holder purchases a note for an amount less than its stated principal amount, the difference will be treated as market discount. Under the market discount rules, such Holder will be required, subject to a de minimis exception, to treat any gain on the sale, exchange, retirement or other disposition of the note as ordinary income to the extent of the market discount that has not previously been included in income and that is treated as having accrued on such note at the time of such payment or disposition. If a note with accrued market discount is converted into common stock pursuant to the conversion feature, the amount of such accrued market discount not previously included in income generally will be taxable as ordinary income upon disposition of the common stock. In addition, a U.S. Holder may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the note.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless a U.S. Holder elects to accrue under a constant yield method. Such Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant yield method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired by a U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

If you purchase a note for an amount in excess of its principal amount, plus accrued interest, you generally may elect to amortize that premium from the purchase date to the note’s maturity date under a constant yield method. Amortizable premium, however, will not include any premium attributable to the value of a note’s conversion feature. Amortizable premium can only offset interest income on a note and may not be deducted against other income. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by such Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

The rules regarding market discount and amortizable premium are complex, and U.S. Holders should consult their own tax advisors regarding these rules.

Conversion of the Notes

A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. Cash received in lieu of a fractional share upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the Holder’s adjusted tax basis in the fractional share).

A U.S. Holder’s tax basis in the common stock received on conversion of a note will be the same as such Holder’s adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion will generally include the holding period of the note converted.

Constructive Dividends

If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes and, in accordance with the antidilution provisions of the notes, the conversion rate of the notes were increased, such increase might be deemed to be the payment of a taxable dividend to Holders of the notes. For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness, or assets, or an increase in the event of cash dividends may result in deemed dividend treatment to Holders of the notes, but, generally, an increase in the event of stock dividends or the distribution of rights to subscribe for common stock would not be so treated. In addition, in some circumstances, an adjustment, or the failure to provide for an adjustment on the conversion rate of the notes, may result in taxable dividend income to the holders of common stock.

Distributions on Common Stock

We have never paid any dividends and do not anticipate paying dividends for the foreseeable future. If we were to make any distributions on our common stock after a conversion, they would generally be treated as a dividend to the extent of our current or accumulated earnings and profits, calculated for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital that reduced the U.S. Holder’s basis in the common stock until the basis had been reduced to zero, and thereafter as capital gain. Dividends received by a corporate U.S. Holder may qualify for a dividends-received deduction, and, for taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by an individual may qualify for preferential rates of taxation; however, in each case, certain holding period requirements and other limitations may apply.

Sale, Exchange or Redemption of Common Stock

Upon the sale, exchange or redemption of common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of any property received upon the sale or exchange and such U.S. Holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in common stock is more than one year and otherwise will be short-term gain or loss. Long-term capital gains of individuals are subject to U.S. federal income tax at preferential rates, which have been reduced for long-term capital gains recognized on or after May 6, 2003, and before January 1, 2009. Short-term capital gains are taxed at rates applicable to ordinary income, which, for gains recognized on or after May 6, 2003, and before January 1, 2009, will be taxed at rates higher than those applicable to dividends. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Payments of Interest

Interest on notes paid to a Non-U.S. Holder will not be subject to U.S. federal income tax unless (i) the interest is “effectively connected” with the conduct by the Non-U.S. Holder of a U.S. trade or business (and, if required under an applicable income tax treaty, is attributable to a permanent establishment maintained in the United States by the Non-U.S. Holder), (ii) the Non-U.S. Holder owns, actually, indirectly or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, is a controlled foreign corporation related, directly or indirectly, to us through stock ownership or is a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business or (iii) the Non-U.S. Holder fails to certify its nonresident status (as described below).

Except to the extent that an applicable income tax treaty otherwise provides, generally a Non-U.S. Holder will be taxed in the same manner as a U.S. Holder with respect to interest that is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business. A corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on any “effectively connected” interest on the notes.

To certify its nonresident status, a Non-U.S. Holder may provide an IRS Form W-8BEN (or appropriate substitute form) to us or our paying agent. If a Non-U.S. Holder holds the notes through a financial institution or other agent acting on the Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to the agent. The agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If a Non-U.S. Holder is engaged in a U.S. trade or business, it would be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or appropriate substitute form) in lieu of the certification of nonresident status to avoid withholding tax. Non-U.S. Holders should consult their tax advisors concerning certification requirements.

Sale, Exchange, Conversion or Redemption of the Notes or Common Stock

Gain recognized by a Non-U.S. Holder on the sale, exchange (including conversion) or retirement of notes will not be subject to U.S. federal income tax unless (i) the gain is “effectively connected” with the conduct by the Non-U.S. Holder of a U.S. trade or business (and, if required under an applicable income tax treaty, is attributable to a permanent establishment maintained in the United States by the Non-U.S. Holder), (ii) in the case of gain recognized by a Non-U.S. Holder who is an individual, he or she is present in the United States for a total of 183 days or more during the taxable year in which such gain is recognized and certain other conditions are met or (iii) in certain circumstances, if we are, or have been, a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code for U.S. federal income tax purposes. We do not believe that we are currently a U.S. real property holding corporation or that we will become one in the future.

Except to the extent that an applicable income tax treaty otherwise provides, generally a Non-U.S. Holder will be taxed in the same manner as a U.S. Holder with respect to gain that is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business. A corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on any “effectively connected” gain on the notes.

Distributions on Common Stock

Distributions, if any, made on our common stock after a conversion generally will be treated as a dividend to the extent of our current or accumulated earnings and profits, calculated for U.S. federal income tax purposes. Dividends paid on common stock held by a Non-U.S. Holder generally will be subject to U.S. withholding tax at a 30% rate, unless an applicable U.S. income tax treaty provides for the reduction or elimination of such withholding tax or the dividends are effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business. A Non-U.S. Holder generally will be required to provide an IRS Form W-8BEN (or appropriate substitute form) to claim a reduction or exemption from withholding.

Except to the extent that an applicable income tax treaty otherwise provides, generally a Non-U.S. Holder will be taxed in the same manner as a U.S. Holder with respect to dividends that are effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business. A corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on any “effectively connected” dividends.

Distributions in excess of our current and accumulated earnings and profits will be treated as a nontaxable return of capital that reduces the U.S. Holder’s basis in the common stock until the basis has been reduced to zero, and thereafter as capital gain. Such capital gain will generally not be taxable to a Non-U.S. Holder except under the circumstances described above relating to the sale, exchange, conversion or redemption of the notes or common stock.

A Non-U.S. Holder deemed to have received a constructive dividend in respect of a change in the conversion rate of the notes generally will be subject to the rules relating to the U.S. federal income tax treatment of dividends described herein. Any resulting withholding may be made on subsequent payments of interest and principal on the notes.

Backup Withholding Tax and Information Reporting

A U.S. Holder (other than an “exempt recipient,” including a corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding at the applicable statutory rate on, and to information reporting with respect to, payments of principal, premium, if any, and interest on the notes, payments of dividends on our common stock and to proceeds from the sale, exchange or other disposition of the notes or our common stock if the U.S. Holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable certification requirements. Backup withholding tax is not an additional tax and may be credited against a U.S. Holder’s regular U.S. federal income tax liability or refunded by the IRS.

Non-U.S. Holders are generally exempt from information reporting and backup withholding provided, if necessary, they certify their nonresident status or otherwise demonstrate their exemption. Any backup withholding tax generally will be allowed as a credit or refund against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement to Morgan Stanley & Co. Incorporated, Piper Jaffray & Co. and SunTrust Capital Markets, Inc., as initial purchasers, in February and March 2004 pursuant to Section 4(2) of the Securities Act. The notes were resold by the initial purchasers to qualified institutional buyers pursuant to Rule 144A under the Securities Act. Those purchasers may have made subsequent transfers of the notes to purchasers that are qualified institutional buyers pursuant to Rule 144A. We have no knowledge whether the selling securityholders listed below received the notes on the initial distribution or through subsequent transfers after the close of the initial private placement. Selling securityholders, including their transferees, donees or pledgees or their successors, may offer and sell the notes and the underlying common stock pursuant to this prospectus.

The following table sets forth information as of October 7, 2004 regarding the principal amount of notes and the underlying common stock, beneficially owned by each selling securityholder, that may be offered using this prospectus. Information with respect to beneficial ownership is based upon information provided by or on behalf of the selling security holders.

Unless otherwise described below, to our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

A selling securityholder may offer all, some or none of the notes and shares of the common stock issuable upon conversion of the notes. Accordingly, no estimate can be given as to the amount or percentage of notes or our common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act. Information about the selling securityholders may change over time. Changed information will be set forth in an amendment to the registration statement, of which this prospectus is a part, or a supplement to this prospectus, as required by law.

Name	Principal Amount of Notes Beneficially Owned that may be Offered ($)	Percentage of Notes Outstanding (%)	Number of Shares of Common Stock Beneficially Owned	Number of Shares of Common Stock that may be Offered (1)	Percentage of Common Stock Outstanding (%) (2)
1976 Distribution Trust FBO A.R. Lauder/Zinterhofer (3)	4,000	*	356	356	*
2000 Revocable Trust FBO A.R. Lauder/Zinterhofer (3)	2,000	*	178	178	*
Advent Convertible Master (Cayman) L.P. (3)	9,757,000	3.9	869,724	869,724	1.2
Akanthos Arbitrage Master Fund LP	1,000,000	*	89,138	89,138	*
Alcon Laboratories (3)	166,000	*	14,796	14,796	*
Alexandra Global Master Fund Ltd (24)	19,000,000	7.6	1,693,631	1,693,631	2.3
Alpha US Sub Fund 4, LLC (3)	308,000	*	27,454	27,454	*
Alta Partners Holdings LDC	10,000,000	4.0	891,385	891,385	1.2
Arlington County Employees Retirement System (3)	296,000	*	26,385	26,385	*
Asante Health Systems (3)	56,000	*	4,991	4,991	*
Baker Biotech Fund I, L.P. (4)	7,793,000	3.1	2,174,811	694,656	2.9
Baker Biotech Fund II, L.P. (4)	7,207,000	2.9	1,661,628	642,421	2.2
Barclays Global Investors Diversified Alpha Plus Funds (5)	1,096,000	*	97,695	97,695	*
BNP Paribas Equity Strategies, SNC (6)(23)	1,101,000	*	105,139	98,141	*
CIBC World Markets (9)	7,403,000	3.0	659,892	659,892	*

Name	Principal Amount of Notes Beneficially Owned that may be Offered ($)	Percentage of Notes Outstanding (%)	Number of Shares of Common Stock Beneficially Owned	Number of Shares of Common Stock that may be Offered (1)	Percentage of Common Stock Outstanding (%) (2)
City of New Orleans (3)	90,000	*	8,022	8,022	*
City University of New York (CUNY) (3)	66,000	*	5,883	5,883	*
CNM CA Master Account, L.P. (7)	500,000	*	44,569	44,569	*
Context Convertible Arbitrage Fund, L.P. (8)	4,600,000	1.8	410,037	410,037	*
Context Convertible Arbitrage Offshore, Ltd. (8)	11,016,000	4.4	981,949	981,949	1.3
CooperNeff Convertible Strategies (Cayman) Master Fund, LP (6)	1,185,000	*	105,629	105,629	*
Credit Opportunity Master Fund (3)	1,943,000	*	173,196	173,196	*
Credit Opportunity Master Fund 2 (3)	750,000	*	66,853	66,853	*
Credit Suisse First Boston LLC (9)	2,000,000	*	178,277	178,277	*
CSS, LLC (10)	750,000	*	66,853	66,853	*
Delaware Public Employees Retirement System (3)	528,000	*	47,065	47,065	*
D.E. Shaw Valence Portfolios, L.L.C. (11)(23)	4,200,000	1.7	748,948	374,381	1.0
D.E. Shaw Investment Group, L.L.C. (11)	800,000	*	127,210	71,310	*
Deutsche Bank Securities Inc. (9)	1,711,000	*	152,515	152,515	*
DKR SoundShore Strategic Holding Fund Ltd. (12)	3,000,000	1.2	267,415	267,415	*
Forest Fulcrum Fund LP (5)	1,989,000	*	177,296	177,296	*
Forest Global Convertible Fund, Ltd., Class A-5 (5)	7,971,000	3.2	710,522	710,522	1.0
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio (5)	2,530,000	1.0	225,520	225,520	*
GLG Global Convertible Fund (25)	5,500,000	2.2	490,261	490,261	*
GLG Market Neutral Fund (25)	15,000,000	6.0	1,337,077	1,337,077	1.8
GLG Global Convertible UCITS Fund (25)	5,000,000	2.0	445,692	445,692	*
Geode U.S. Convertible Arbitrage Fund, a segregated account of Geode Capital Master Fund Ltd. (13)	2,000,000	*	178,277	178,277	*
Goldman, Sachs & Co. (9)	1,000,000	*	89,138	89,138	*
Grady Hospital Foundation (3)	58,000	*	5,170	5,170	*
HFR (3)	653,000	*	58,207	58,207	*
HFR CA Global Opportunity Master Trust (5)	502,000	*	44,747	44,747	*
HFR RVA Credit Opportunity Master Trust (3)	72,000	*	6,417	6,417	*
HFR RVA Select Performance Master Trust (5)	465,000	*	41,449	41,449	*

Name	Principal Amount of Notes Beneficially Owned that may be Offered ($)	Percentage of Notes Outstanding (%)	Number of Shares of Common Stock Beneficially Owned	Number of Shares of Common Stock that may be Offered (1)	Percentage of Common Stock Outstanding (%) (2)
Highbridge International LLC (14)(23)	10,000,000	4.0	891,385	891,385	1.2
KBC Financial Products USA Inc. (15)	2,900,000	1.2	258,501	258,501	*
KDC Convertible Arbitrage Master Fund L.P. (16)(23)	250,000	*	22,284	22,284	*
LDG Limited (17)	121,000	*	10,785	10,785	*
Lexington Vantage Fund c/o TQA Investors, LLC (17)	48,000	*	4,278	4,278	*
LLT Limited (5)	644,000	*	57,405	57,405	*
Lyxor (3)	1,146,000	*	102,152	102,152	*
Lyxor / Context Fund Ltd.(8)(23)	900,000	*	80,224	80,224	*
Lyxor/Convertible Arbitrage Fund Limited (6)	219,000	*	19,521	19,521	*
Maryland Retirement Agency (3)	1,416,000	*	126,220	126,220	*
Mohican VCA Master Fund (18)	550,000	*	49,026	49,026	*
MSS Convertible Arbitrage I c/o TQA Investors, LLC (17)	3,000	*	267	267	*
Municipal Employees (3)	112,000	*	9,983	9,983	*
National Bank of Canada (8)(23)	950,000	*	84,681	84,681	*
National Bank of Canada c/o Putnam Lovell NBF Securities Inc. (23)	1,250,000	*	111,423	111,423	*
New Orleans Firefighters Pension/Relief Fund (3)	1,044,000	*	93,060	93,060	*
Occidental Petroleum Corporation (3)	124,000	*	11,053	11,053	*
Piper Jaffray & Co. (9)	5,000,000	2.0	445,692	445,692	*
Pro Mutual (3)	386,000	*	34,407	34,407	*
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio (19)	1,250,000	*	247,732	111,423	*
Raytheon Credit Opportunity Fund (3)	235,000	*	20,947	20,947	*
RBC Alternative Assets Fund – Convertible Arbitrage (20)	325,000	*	28,970	28,970	*
Ritchie Convertible Arbitrage Trading (21)	450,000	*	40,112	40,112	*
Royal Bank of Canada (Norshield) (8)(23)	1,150,000	*	102,509	102,509	*
Salomon Brothers Asset Management, Inc. (23)	24,200,000	9.7	2,157,151	2,157,151	2.9
San Francisco City & County ERS (3)	652,000	*	58,118	142,175	*
Singlehedge US Convertible Arbitrage Fund (6)	270,000	*	24,067	24,067	*
Sphinx Convertible Arbitrage SPC (5)	700,000	*	62,396	62,396	*

Name	Principal Amount of Notes Beneficially Owned that may be Offered ($)	Percentage of Notes Outstanding (%)	Number of Shares of Common Stock Beneficially Owned	Number of Shares of Common Stock that may be Offered (1)	Percentage of Common Stock Outstanding (%) (2)
Sphinx Fund c/o TQA Investors, LLC (17)	139,000	*	12,390	12,390	*
Sturgeon Limited (6)	225,000	*	20,056	20,056	*
TQA Master Fund Ltd. (17)	1,986,000	*	177,029	177,029	*
TQA Master Plus Fund, Ltd. (17)	3,104,000	1.2	276,685	276,685	*
Univest Convertible Arbitrage Fund II Ltd. (Norshield) (8)	500,000	*	44,569	44,569	*
Univest Multi-Strategy Fund – Convertible Arbitrage (20)	225,000	*	20,056	20,056	*
Wolverine Asset Management LLC (22)	1,884,000	*	167,936	167,936	*
WPG Convertible Arbitrage Overseas Master Fund (20)	950,000	*	84,681	84,681	*
WPG MSA Convertible Arbitrage Fund (20)	60,000	*	5,348	5,348	*
Xavex Convertible Arbitrage 4 Fund (5)	395,000	*	35,209	35,209	*
Xavex-Convertible Arbitrage 7 Fund c/o TQA Investors, LLC (17)	585,000	*	52,146	52,146	*
Xavex Convertible Arbitrage 9 Fund	1,000,000	*	89,138	89,138	*
Zurich Institutional Benchmarks Master Fund Ltd. (5)	77,000	*	6,863	6,863	*
Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC (17)	424,000	*	37,794	37,794	*
Unidentified Selling Securityholders (26)	41,083,000	16.4	3,662,077	3,662,077	4.8

*	Less than 1%.
(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 89.1385 shares of common stock per $1,000 principal amount of notes. However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion of Notes.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Calculated based on Rule 13d-3(d)(i), using 73,370,423 shares of common stock outstanding as of August 18, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder’s notes, but we did not assume conversion of any other holder’s notes.
(3)	Advent Capital Management has sole voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes.
(4)	Julian C. Baker and Felix J. Baker share voting power and investment control over these notes. Julian C. Baker is a director of the Company. Julian C. Baker and Felix J. Baker are members of a group for purposes of Section 13(d)(3) of the Exchange Act that beneficially owns more than 5% of the Company’s securities.
(5)	Forest Investment Management LP (“Forest”) has sole voting power and shared investment control over these notes and the shares of common stock issuable upon conversion of these notes. Forest is wholly owned by Forest Partners II, L.P., the sole General Partner of which is Michael A. Boyd Inc., which is solely owned by Mr. Michael A. Boyd.
(6)	CooperNeff Advisors, Inc. has sole investment control and shared voting control over these notes and the shares of common stock issuable upon conversion of these notes. Mr. Christian Menestrier is the CEO of CooperNeff Advisors, Inc.

(7)	CNM Partners, LLC is the investment advisor of the selling securityholder and has sole voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes. Messrs. Robert Krail, Mark Mitchell and Todd Pulvino are the investment principals of CNM Partners.
(8)	Mr. Michael Rosen and Mr. William Fertig exercise voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes as Co-Chairmen of Context Capital Management, LLC.
(9)	The selling securityholder is a majority-owned or wholly-owned subsidiary of a New York Stock Exchange traded company and a registered broker-dealer and is an underwriter of the notes and the underlying common stock within the meaning of the Securities Act.
(10)	Mr. Michael J. Carusillo, Mr. Clayton A. Struve and Mr. Nicholas D. Schoewe exercise voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes.
(11)	D.E. Shaw & Co. L.P., as either managing member or investment adviser, has voting and investment control over these notes and the shares of common stock issuable upon conversion of these notes. Julius Gaudio, Eric Wepsic and Anne Dinning, or their designees, exercise voting and investment control over these notes and the shares of common stock issuable upon conversion of these notes on D.E. Shaw & Co. L.P.’s behalf.
(12)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment adviser with the Securities and Exchange Commission and as such, is the investment manager to DKR SoundShore Strategic Holding Fund Ltd. (the “Fund”). DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes. Mr. Michael Cavuoti has trading authority over the Fund.
(13)	Vincent Gubitosi, portfolio manager, has sole voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes.
(14)	Mr. Glenn Dubin and Mr. Henry Swieca, exercise voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes as principals of Highbridge Capital Management, trading advisor to Highbridge International LLC.
(15)	KBC Financial Products USA Inc. exercises voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes. Mr. Luke Edwards, Managing Director, exercises voting and investment control on behalf of KBC Financial Products USA Inc.
(16)	Mr. George Kellner exercises voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes.
(17)	Mr. Robert Butman, Mr. John Idone, Mr. Paul Bucci, Mr. George Esser and Mr. Bartholomew Tesoriero, exercise voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes as principals of TQA Investors, LLC.
(18)	Mr. Eric C. Hage and Mr. Daniel C. Hage exercise voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes.
(19)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Sahlecker disclaims beneficial ownership of the notes and the shares of common stock issuable upon conversion of these notes owned by Radcliffe SPC, Ltd. for an on behalf of the Class A Convertible Crossover Segregated Portfolio.
(20)	Ms. Sheri Kaplan exercises voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes.
(21)	Ritchie Capital Management, LLC is the investment advisor of the selling securityholder. A.R. Thane Ritchie exercises voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes as president of Ritchie Capital Management, LLC.
(22)	Mr. Chris Gust exercises voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes.
(23)	The selling securityholder is an affiliate of a broker-dealer.

(24)	Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra”), serves as investment adviser to the selling securityholder (beneficial owner). By reason of such relationship, Alexandra may be deemed to share dispositive power or investment control over the notes and the shares of common stock issuable upon conversion of the notes. Alexandra disclaims beneficial ownership. As managing members of Alexandra, Messrs. Mikhail A. Filimonov and Dimitri Sogoloff may be deemed to share dispositive power or investment control over the notes and the shares of common stock issuable upon conversion of the notes. Messrs. Filimonov and Sogoloff disclaim beneficial ownership.
(25)	The selling securityholder is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the fund and has voting and dispositive power over the securities held by the Fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman (Cayman) Limited, a subsidiary of Lehman Brothers, Inc., a publicly-held entity. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman (Cayman) Limited disclaim beneficial ownership of the securities held by the Fund, except for their pecuniary interest therein.
(26)	Information about other selling securityholders will be set forth in an amendment to the registration statement, of which this prospectus is a part, or a supplement to this prospectus, as required by law. Assumes that any other holders of notes, or their future transferees, pledgees or donees or their successors, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

None of the selling securityholders who are affiliates of broker-dealers purchased the securities outside of the ordinary course of business or, at the time of the purchase of the securities, had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders are deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities as underwriters under the Securities Act and the Exchange Act.

If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. We cannot assure you that any selling securityholder will sell any or all of the notes or the underlying common stock offered by them pursuant to this prospectus. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, we cannot assure you that any selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

Our common stock trades on the Nasdaq National Market under the symbol “INCY.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through the Nasdaq National Market. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

Any selling securityholder that is a registered broker-dealer is an “underwriter” within the meaning of Section 2(11) of the Securities Act with respect to the notes and the underlying common stock. To our knowledge, CIBC World Markets, Credit Suisse First Boston LLC, Goldman, Sachs & Co., Deutsche Bank Securities and Piper Jaffray & Co. are the only selling securityholders that are registered broker-dealers. Other than the performance of investment banking, advisory and other commercial services for us in the ordinary course of business, we do not have a material relationship with any of these broker-dealers, and none of these entities has the right to designate or nominate a member or members of our board of directors. These security holders purchased their notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market making or stabilizing transactions involving the purchase or distribution of these securities by these securityholders.

Pursuant to the registration rights agreement that has been incorporated by reference as an exhibit to the registration statement of which this prospectus is part, we and the selling securityholders will each indemnify the other against specified liabilities, including liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

The validity of notes and common stock offered by this prospectus are being passed upon for us by Pillsbury Winthrop LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report thereon included therein and incorporated herein by reference. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on its public reference room. The Commission also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

We have filed with the Commission a registration statement that contains this prospectus on Form S-3 under the Securities Act of 1933. The registration statement relates to the notes and the common stock issuable on conversion of the notes offered by the selling securityholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to the Company, the notes and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed. The documents we incorporate by reference are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2003.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004.

•	Our current reports on Form 8-K filed with the Commission on February 2, February 12, February 13 and March 8, 2004.

•	The description of our common stock contained in our registration statement on Form 8-A filed under the Exchange Act on January 5, 1996.

•	The description of our Series A Participating Preferred Stock Purchase Rights contained in the registration statement on Form 8-A filed under the Exchange Act on September 30, 1998.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number:

Investor Relations

Incyte Corporation

Experimental Station

Route 141 & Henry Clay Road

Building E336

Wilmington, DE 19880

(302) 498-6700